Exhibit 4.1

AGILE THERAPEUTICS, INC.

CASH-OUT ACKNOWLEDGMENT AND CANCELLATION

This Cash-Out Acknowledgment and Cancellation dated June 25, 2024 is being executed by Armistice Capital Master Fund Ltd. (“Armistice”), and delivered to Agile Therapeutics, Inc., a Delaware corporation (the “Company”).

WHEREAS, Armistice is the holder of certain warrants to purchase shares of common stock, par value $0.0001 per share (“Company Common Stock”), of the Company (“Warrant Shares”) all of which warrants are as set forth on Schedule A (each, a “Warrant” and, collectively, the “Warrants”);

WHEREAS, the Company intends to into an Agreement and Plan of Merger (the “Merger Agreement”) on substantially the same terms and conditions set forth in the non-binding proposal with Insud Pharma, S.L. (“Parent”);

WHEREAS, pursuant to the Merger Agreement, it is anticipated that, among other things, the Company will merge (the “Merger”) with and into a wholly-owned subsidiary of Parent (“Merger Sub”), with the Company surviving the Merger and continuing as a wholly-owned subsidiary of Parent, and that, by virtue of the Merger, each share of Company Common Stock issued and outstanding immediately prior to the effective time of the Merger shall be cancelled and shall be converted automatically into the right to receive an amount per share in cash to be set forth in the Merger Agreement (the “Common Stock Consideration”); and

WHEREAS, the Company desires that Armistice agrees, and Armistice is willing to agree, to the termination and cancellation of the Warrants in exchange for the right to receive the Cash Payment (as defined below).

NOW, THEREFORE, Armistice and the Company, intending to be legally bound, do hereby agree as follows:

1.

In exchange for the termination and cancellation of the Warrants, Armistice will receive cash in the aggregate amount of $10,200,000.00 with respect to all of the Warrants (the “Cash Payment”); provided that such termination and cancellation shall be conditioned upon the consummation of the Merger and shall occur immediately following the Merger. Armistice shall promptly deliver the original Warrants to the Company for cancellation following notice of the closing date of the Merger accompanied by a completed and executed IRS Form W-8 in the form of Annex B hereto and the Company or Parent shall promptly deliver the aggregate Cash Payment in one tranche to Armistice per their delivery instructions as soon as is reasonably practicable following receipt thereof, but in no event later than three (3) business days after the later of such receipt or the Closing Date (the “Payoff Deadline”). For avoidance of doubt, if the Cash Payment is not delivered to Armistice by the Payoff Deadline, this Cash-Out Acknowledgment and Cancellation shall be null and void and of no effect and each Warrant shall remain outstanding in accordance with its terms notwithstanding such tender for cancellation.

2.

Pursuant to this Cash-Out Acknowledgment and Cancellation, no later than the Payoff Deadline, the Company shall deliver the Cash Payment to Armistice via wire transfer of immediately available, same day funds to Armistice pursuant to written instructions provided to the Company.

3.

Armistice hereby acknowledges and agrees that the Cash Payment specified herein represents full and final satisfaction of all obligations to Armistice in respect of each Warrant set forth on Schedule A.  Following Armistice’s receipt of the Cash Payment, each Warrant shall be null and void and of no further force and effect and Armistice will be entitled to no further rights with respect to any Warrants.  If the Merger is not consummated, this Cash-Out Acknowledgment and Cancellation shall be null and void and of no effect and each Warrant shall remain outstanding in accordance with its terms.

4.

From and after the receipt of the Cash Payment, Armistice, for itself and its affiliates, partners, heirs, beneficiaries, successors and assigns, hereby releases and absolutely forever discharges the Company, any successor corporation and each other party to the Merger Agreement, and their respective affiliates, shareholders, directors, officers, employees, agents and representatives (each, a “Released Party”) from any and all losses, lawsuits, claims, counterclaims, actions, demands, assessments, proceedings, arbitrations, investigations, damages, liabilities, obligations, deficiencies, taxes, costs and expenses of any nature whatsoever, whether known or unknown, suspected or unsuspected, that any of them now has, at any time previously had or may have in the future as a shareholder, director, officer, employee, agent or representative of the Company, arising by virtue of or in any matter related to or arising from the undersigned’s ownership of any capital stock of, or other equity or voting securities or interests in, or any convertible securities to purchase equity in, the Company (including, without limitation, the Warrants) (collectively, “Released Matters”). It is further agreed and understood that this is a full and final release of all Released Matters whether known or unknown, fixed or contingent, manifested or unmanifested.  This Section 4 is intended as a general release, representing a full and complete disposition and satisfaction of the parties’ real or alleged legal obligations to each other relating to, arising from or connected with the Warrants. Notwithstanding anything herein to the contrary, in the event that Armistice does not receive the Cash Payment by the Payoff Deadline, the Company knowingly, voluntarily and intentionally confesses judgment in favor of Armistice against the Company in any proceeding or action to recover the Cash Payment brought by Armistice in any court with jurisdiction over this Agreement.  In so doing, the Company expressly (i) waives issuance and service of process, (ii) agrees that it its failure to satisfy its indebtedness to Armistice by the Payoff Deadline constitutes a breach of this Cash-Out Acknowledgment and Cancellation, and (iii) agrees not to contest the entry of a judgement in any such proceeding or action brought by Armistice for (a) the Cash Payment, (b) interest accruing at the highest rate allowable under the law from the date immediately following the Payoff Deadline through the date on which the Company fully satisfies such judgment, and (iii) Armistice’s attorney fees and costs incurred in connection with any action or proceeding to enforce this Cash-Out Acknowledgment and Cancellation.

5.

Armistice hereby represents and warrants that (i) it has the full power, authority and legal right to execute and deliver this Cash-Out Acknowledgment and Cancellation and perform the terms hereof; (ii) this Cash-Out Acknowledgment and Cancellation has been duly executed and delivered by Armistice and constitutes its valid, binding and enforceable obligation; (iii) the execution, delivery and performance of this Cash-Out Acknowledgment and Cancellation by Armistice does not and will not violate any law or any order, judgment or decree of any court or other governmental or regulatory authority; and (iv) Armistice has not exercised or purported to exercise any Warrants in whole or in part to purchase any Warrant Shares.

6.

The Company hereby represents and warrants to Armistice that (a) the Company is duly organized, validly existing and in good standing, and has the power, authority and capacity to execute and deliver this Cash-Out Acknowledgment and Cancellation, to perform its obligations hereunder, and to consummate the transactions contemplated hereby, (b) this Cash-Out Acknowledgment and Cancellation has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, (c) the execution of this Cash-Out Acknowledgment and Cancellation and consummation of the transactions contemplated hereby will not constitute a violation of, or conflict with or result in a default under, any court order, contract, commitment, agreement, understanding, arrangement or restriction of any kind to which the Company is a party or by which the Company is bound. Additionally, the Company agrees to the representations, warranties and covenants set forth on Annex A attached hereto.

7.	Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the applicable Warrant.
8.

This Cash-Out Acknowledgment and Cancellation shall be construed, interpreted and enforced in accordance with, and shall be governed by, the laws of the State of New York without reference to, and regardless of, any applicable choice or conflicts of laws principles to the extent that such principles would direct a matter to another jurisdiction. Each party to this Cash-Out Acknowledgment and Cancellation agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Cash-Out Acknowledgment and Cancellation exclusively in the courts of the State of New York and the Federal courts of the United States of America located in the Southern District of New York (the “Chosen Courts”), and solely in connection with claims arising under this Cash-Out Acknowledgment and Cancellation (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, and (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party to this Cash-Out Acknowledgment and Cancellation.  Each party to this Cash-Out Acknowledgment and Cancellation irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to this Cash-Out Acknowledgment and Cancellation.

9.	If this offer is accepted and the agreement is executed on or before 11:59 p.m. ET on June 25, 2024, then on or before 8:00 a.m. ET on the next Trading Day, the Company shall issue a press release or file a Form 8-K with the Securities and Exchange Commission disclosing all material terms of the transactions contemplated hereunder. From and after the issuance of such press release or the filing of such Form 8-K, the Company represents to Armistice that it shall have publicly disclosed all material, non-public information delivered to Armistice by the Company, or any of its respective officers, directors, employees or agents in connection with the transactions contemplated hereunder. In addition, effective upon the issuance of such press release or the filing of such Form 8-K, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its subsidiaries or any of their respective officers, directors, agents, employees or Affiliates on the one hand, and Armistice and its Affiliates on the other hand, shall terminate. From and after the issuance of the Press Release and/or Form 8-K, the Company represents to Armistice that none of the Company’s directors, officers, employees or agents will provide Armistice with any material, nonpublic information that is not disclosed in the Press Release and/or Form 8-K.

IN WITNESS WHEREOF, Armistice has duly executed this Cash-Out Acknowledgement and Cancellation as of the date first written above.

AGILE THERAPEUTICS, INC.

By:	/s/ Alfred Altomari
Name:	Alfred Altomari
Title:	CEO

ARMISTICE CAPITAL MASTER FUND LTD.

BY: ARMISTICE CAPITAL, LLC, as Investment Manager

By:	/s/ Steven Boyd
Name:	Steven Boyd
Title:	CIO of Armistice Capital, LLC, the Investment Manager

ANNEX A

To induce Holder to enter into and perform its obligations under this Agreement, the Company hereby represents and warrants to Holder as of the date hereof as follows:

Section 1.Existence.  The Company has been duly organized and is validly existing and in good standing under the laws of its jurisdiction of formation.

Section 2.Authority and Capacity; No Conflicts.  The Company has all requisite power, authority, and capacity to enter into and perform its obligations under this Agreement and all action required to be taken for the due and proper authorization, execution, and delivery by it of this Agreement and the consummation of the Warrant Purchase has been duly and validly taken, and the consummation of the Warrant Purchase will not violate any law applicable to the Company or result in a breach of or default under the Company’s organizational documents or any agreement to which the Company is a party or by which the Company is bound.

Section 3.Binding Agreement.  This Agreement has been duly authorized and validly executed and delivered by or on behalf of the Company and constitutes a valid and binding agreement of the Company, enforceable in accordance with and subject to its terms, except to the extent enforcement thereof may be limited by bankruptcy, insolvency, reorganization, or other laws affecting enforcement of creditors’ rights or by general equitable principles.

Section 4.No Approvals or Consents.  No consent, approval, or authorization of or exemption by, or declaration, filing or registration with or notice to, any third party or any legislative, executive, judicial, or administrative body, including any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality, of the government of the United States or of any foreign country, any state or any political subdivision of any such government (whether state, provincial, county, city, municipal or otherwise) is required in connection with the execution and delivery by the Company of this Agreement or the consummation of the Warrant Purchase.